Exhibit 99.1

Canarc Receives Exploration Permit and Prepares Site Facilities for
Environmental Study and Drill Program at New Polaris Property, BC

Vancouver, Canada – November 24, 2020 –Canarc Resource Corp. (TSX: CCM, OTC-QB: CRCUF, Frankfurt: CAN) has received a multi-year exploration permit from the BC Ministry of Energy, Mines and Petroleum Resources to conduct exploration work at its 100% owned New Polaris Gold Mine project in northern British Columbia. Initial site preparation work has been completed to facilitate the environmental baseline study and infill drilling required to advance to a feasibility study.

Scott Eldridge, Canarc’s CEO, stated: “This exploration permit for New Polaris opens the door for us to start advancing the project towards feasibility. New Polaris is Canarc’s highest grade and most advanced gold mine project. The exploration permit, environmental study and drill program will further de-risk the project and unlock its full value for our shareholders.”

The property currently has permanent camp facilities that include bunkhouses, kitchen, mine dry, core shack and warehouses for heavy equipment, these are being readied to resume exploration activities. Preparation work completed to date includes:

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Drained water from the airstrip and drill collar locations
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Cleared brush from site roadways and airstrip
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Converted core logging room at bunkhouse #1 into a new kitchen and dining area
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Activated the electrical and water systems
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Maintenance on the bulldozer, backhoe, excavator and 6X6 vehicle

The camp and infrastructure will accommodate a 20 person field crew to facilitate further environmental, drilling and related activities.

Canarc has contracted Hemmera Envirochem Inc. and they have initiated twelve months of environmental baseline studies required to submit an Environmental Assessment Certificate application which will be the critical first step in advancing the project through the BC mine permitting process.

The New Polaris Gold Mine consists of 61 contiguous Crown-granted mineral claims and one modified grid claim covering 850 hectares. It is located in north-western British Columbia about 100 kilometers south of Atlin, BC and 60 km northeast of Juneau, Alaska. The deposit is an early Tertiary, mesothermal gold-arsenic vein system occupying shear zones cross-cutting late Paleozoic andesitic volcanic rocks of the Stikine assemblage. It was mined by underground methods from 1938 to 1942, and from 1946 to early 1951, producing approximately 245,000 oz gold from 740,000 tonnes of ore at an average grade of 10.3 g/t gold. Three main veins (“AB, C and Y”) were mined over widths up to 5 meters to a maximum depth of 150 m and have been traced by drilling for up to 1,000 m along strike and up to 800 m down dip, still open for expansion.

The property contains a mineral resource of 586,000 oz gold at 10.8 gpt in the Indicated category and 485,000 ozs gold at 10.2 gpt in the Inferred category at a 4.0 gpt gold cut-off grade, as defined by the Canadian Institute of Mining, Metallurgy and Petroleum Definition Standards on Mineral Resources and Reserves and described in the National Instrument 43-101 Technical Document dated February 28, 2019 (news release March 4, 2019).

At a gold price of US$1500 per oz, $CA/$US exchange rate of 0.71, cash costs (US$400 per oz) and AISC (US$469 per oz ), the updated PEA (news release May 20, 2020) shows an after-tax NPV (5%) of US$333 million with an after-tax Internal Rate of Return (“IRR”) of 56% and a 1.9 year pay-back period. On a pre-tax basis, the undiscounted life-of-mine cash flow totals CA$847 million with a 68% IRR and a 1.7 year pay-back period (news release May 20, 2020).

Given the conceptual nature of the PEA, there is no certainty that the preliminary economic assessment results will be realized and the purpose of the feasibility study is to define the operational and financial metrics of this high grade gold mine project for construction.

Canarc is focused on creating shareholder value by advancing its attractive Canadian gold projects and monetizing its portfolio of gold projects in Nevada though sale or joint venture.

Qualified Person

Garry Biles, P. Eng, President & COO for Canarc Resource Corp, is the Qualified Person who reviewed and approved the contents of this news release.

"Scott Eldridge”
____________________
Scott Eldridge, Chief Executive Officer
CANARC RESOURCE CORP.

About Canarc - Canarc Resource Corp. is a growth-oriented gold exploration company focused on generating superior shareholder returns by discovering, exploring and developing strategic gold deposits in North America.  The Company is currently advancing two core assets, each with substantial gold resources, and has initiated a high impact exploration strategy to acquire and explore new properties that have district-scale gold discovery potential.  Canarc shares trade on the TSX: CCM and the OTCQB: CRCUF.

For More Information - Please contact:
Scott Eldridge, CEO
Toll Free: 1-877-684-9700 Tel: (604) 685-9700 Cell: (604) 722-5381
Email: scott@canarc.net  Website: www.canarc.net

Cautionary Note Regarding Forward-Looking Statements
This news release contains “forward-looking statements” within the meaning of the United States private securities litigation reform act of 1995 and “forward-looking information” within the meaning of applicable Canadian securities legislation. Statements contained in this news release that are not historic facts are forward-looking information that involves known and unknown risks and uncertainties. Forward-looking statements in this news release include, but are not limited to, statements with respect to the future performance of Canarc, and the Company's plans and exploration programs for its mineral properties, including the timing of such plans and programs. In certain cases, forward-looking statements can be identified by the use of words such as "plans", "has proven", "expects" or "does not expect", "is expected", "potential", "appears", "budget", "scheduled", "estimates", "forecasts", "at least", "intends", "anticipates" or "does not anticipate", or "believes", or variations of such words and phrases or state that certain actions, events or results "may", "could", "would", "should", "might" or "will be taken", "occur" or "be achieved".

Forward-looking statements involve known and unknown risks, uncertainties and other factors which may cause the actual results, performance or achievements of the Company to be materially different from any future results, performance or achievements expressed or implied by the forward-looking statements. Such risks and other factors include, among others, the Company’s ongoing due diligence review in relation to the Acquisition, risks related to the uncertainties inherent in the estimation of mineral resources; commodity prices; changes in general economic conditions; market sentiment; currency exchange rates; the Company's ability to continue as a going concern; the Company's ability to raise funds through equity financings; risks inherent in mineral exploration; risks related to operations in foreign countries; future prices of metals; failure of equipment or processes to operate as anticipated; accidents, labor disputes and other risks of the mining industry; delays in obtaining governmental approvals; government regulation of mining operations; environmental risks; title disputes or claims; limitations on insurance coverage and the timing and possible outcome of litigation. Although the Company has attempted to identify important factors that could affect the Company and may cause actual actions, events or results to differ materially from those described in forward-looking statements, there may be other factors that cause actions, events or results not to be as anticipated, estimated or intended. There can be no assurance that forward-looking statements will prove to be accurate, as actual results and future events could differ materially from those anticipated in such statements. Accordingly, do not place undue reliance on forward-looking statements. All statements are made as of the date of this news release and the Company is under no obligation to update or alter any forward-looking statements except as required under applicable securities laws.